May 3, 2010

Todd Cipperman, Esq.
Cipperman & Company LLC
500 Swedesford Road
Wayne, PA 19087

>Re: Philadelphia Investment Partners New Generation Fund ("The Trust")
>File Nos. 811-22395 and 333-165401

Dear Mr. Cipperman:

The staff of the Commission has reviewed the Trust's registration statement filed on Form N-1A currently consisting of one series, the Philadelphia Investment Partners New Generation Fund ("The Fund"). We have the following comments.

<u>Prospectus</u>

>General

1.   It appears that the Fund and the Trust have the same name: Philadelphia Investment Partners New Generation Fund. At an appropriate location in the Prospectus, please disclose this fact and clarify that the Fund is the Trust's only current series. This information should be inserted after the disclosure made in response to Items 1-8 of Form N-1A.

2.   Please revise the disclosure to delete equivocal language from the Prospectus. For example, phrases like "such as," "certain types," or "any type" should not be used to describe the Fund's principal investment strategies nor its risks. Also, please define terms at the locations in the Prospectus where they are first used (<u>e.g.</u>, "GDR"). In making these revisions, please comply with the plain English requirements under Rule 421 under Regulation C under the Securities Act of 1933 ("Securities Act"). In addition, please revise what appears to be incomplete disclosures and/or disclosures in draft form (<u>e.g.</u>, <u>see</u> comments 64, 67, and 104 below).

Front Cover Page

3.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Investment Goals

4.   Item 2 of Form N-1A requires that a fund disclose its investment objectives or goals in this section. If the portion of the text stating that the Fund will take "long and short positions in equity securities" is not part of the Fund's investment objective, please relocate it to the Prospectus' "Principal Investment Strategies" section. Also, in that section, define "high, risk-adjusted rates of return." In particular, define what constitutes "return," and why the returns are "high."

5.   Please confirm to the staff that this section fully discloses the Fund's investment objectives or goals, or revise the disclosure accordingly. In this regard, we note that in the Item 9 section of the Prospectus, there is disclosure stating that the Fund "seeks capital appreciation." Is capital appreciation a component of "return"? Is there an emphasis on capital appreciation?

Fees And Expenses

6.   Please revise this section's heading to "Fees and Expenses of the Fund." See Item 3 of Form N-1A.

7.   The first paragraph should be revised to state the language of the first paragraph under the "Fees and expenses of the Fund" caption of Item 3 of Form N-1A. The Fund's introductory disclosure for its fee table should conform to the language of Item 3 of Form N-1A.

8.   It appears that the Fund charges shareholder fees. Accordingly, please revise the fee table to include the caption "Shareholder Fees (fees paid directly from your investment)." See Item 3 of Form N-1A. Moreover, revise the caption "Maximum Initial Sales Charge (Load)" to "Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)." Also, revise the caption "Redemption Fees" to "Redemption Fee (as a percentage of amount redeemed, if applicable). Finally, at the beginning or top of the fee table, place these two revised captions under the caption "Shareholder Fees (fees paid directly from your investment)."

9.   The "Maximum Initial Sales Charge (Load)" caption discloses "1.00%," however, the "Sales Charge Schedule" table, which follows the fee table, shows a "4.75%" under the caption "Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)." Please reconcile these disclosures.

10.   Please delete the fee table's second footnote. The staff would not object if this information was provided in the Prospectus after the disclosure given in response to Items 1-8 of Form N-1A, or incorporated into a short parenthetical to the redemption fee caption of the fee table. In this regard, we note that the Prospectus does not discuss further the redemption fee, why it is charged, and under what circumstances. Please add this information in an appropriate location in the Prospectus after the Item 8 disclosure. Please revise the "Annual Fund operating expenses" caption to "Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)." See Item 3 of Form N-1A.

11.   Please disclose in an appropriate location in the Prospectus, what portion of the "Other expenses" is for administrative fees paid to the Fund's investment adviser. Also, disclose for what specific services the adviser is paid these fees. This disclosure should appear in the Prospectus after that made in response to Items 1-8 of Form N-1A.

12.   It appears that short sales will be a principal investment strategy of the Fund. If the costs of short sales will constitute a material expense of the Fund, please add a subcaption under "Other Expenses" to disclose specifically the expenses of selling short. Alternatively, if these costs do not represent a material percentage of "Other" expenses, please confirm to the staff that the "Other Expenses" caption includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Also, in the disclosure following that made in response to Items 1-8, please include a discussion of short sales, including the costs associated with these sales. This disclosure should explain why the Fund must pay a dividend or interest that accrues on a borrowed security during the loan period. In addition, the discussion should explain that to borrow a security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short, and that the Fund will incur transaction costs until the short position in terminated.

13.   In the fee table's first footnote, please change the word "initial" to "current." See Instruction 6(a) to Item 3 of Form N-1A.

14.   Please revise the caption "Net operating expenses" to "Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]." See Instruction 3(e) to Item 3 of Form N-1A.

15.   Please disclose in the fee waiver footnote that only the Fund's Board of Trustees ("Board") may terminate the waiver. Also, confirm in your response letter that the contractual fee waiver agreement has been or will be filed as an exhibit under Part C to the registration statement, and that the Fund's adviser has no recoupment privileges under the contractual waiver agreement for any fees or expenses that it pays on the Fund's behalf. In the staff's view, a waiver is a relinquishment of a right. Accordingly, if the advise may recover amounts it forgoes or pays, please use words other than "waive," "waiver," or "waived" (e.g., expense ceiling) to describe the adviser's actions. Also, if

applicable, disclose that the Board must approve any recoupment payment made to the adviser.

16.   If applicable, please clarify in the fee waiver footnote that certain expenses will not be included in the waiver and list those expenses, (e.g., interest expenses, attorneys' fees, costs of selling short). If there are any such exclusions, briefly explain in the footnote that, to the extent the Fund incurs any excluded expenses, the net expenses of the Fund will exceed the expense ceiling.

17.   In the fee table footnote, the waiver cap is disclosed as 1.49%. The "Net operating expenses" caption, however, reflects 1.99%. Please clarify why these numbers are different. Is the higher figure of 1.99% due to expenses not included in the waiver?

18.   Please delete the paragraph following the "Net operating expenses" caption.

19.   If appropriate, please add an "Acquired Fund Fees and Expenses" subcaption to the fee table. See Instruction 3(f) to Item 3 of Form N-1A.

        Expense Example

20.   Please revise this section's heading to "Example." Also, following this heading, add the first and second paragraphs appearing under the heading "Example" of Item 3 of Form N-1A. This added disclosure should conform to the language of Item 3 of Form N-1A.

        Concepts to Understand and Initial Sales Charge

21.   Please delete these sections (except the footnotes as revised) given that they disclose information not specified by Item 3 of Form N-1A. The staff would not object if this information was provided in the Prospectus after the disclosure given in response to Items 1-8 of Form N-1A.

        Other Expenses

22.   Please delete this section and relocate it to appear after the information disclosed in response to Items 1-8 of Form N-1A.

        Principal Investment Strategies

23.   Please confirm to the staff that each principal investment strategy of the Fund is summarized in this section, or revise the disclosure accordingly. In this regard, we note that the disclosure in response to Item 9 appears to include strategies not summarized in this section (e.g., exchange traded funds, electronic traded funds, speculative securities, short sales, options for hedging and speculative purposes, over-the-counter investments,

put and call options, privately negotiated instruments, debt securities, aggregates of equity and debt securities, equity and debt securities indicies and other financial indicies, lending of portfolio securities, etc.). Further, the Item 9 disclosure states that the Fund "may invest in any type or quality of securities and may from time to time take positions in highly speculative securities." Moreover, the Statement of Additional Information appears to disclose principal strategies and risks that are not reflected in the Prospectus (e.g., American Depository Receipts, Global Depository Receipts, etc). In revising this section, please summarize in greater detail the Fund's principal investment strategies. In particular, summarize the Fund's strategy, as presented in Item 9 of the Prospectus, of "seek[ing] . . . Alpha generating opportunities in both rising and declining markets." Also summarize how the "Fund utilizes fundamental, bottom-up style research with a quantitative overlay to establish a portfolio of both long and short positions." Clarify the meaning of "Alpha generating opportunities" and "quantitative overlay." In summarizing this information, please comply with the plain English requirements of Rule 421 under the Securities Act.

24.   The first sentence states "[t]he Fund **may be described** as a 130/30 fund. . . ." (Emphasis added.) Please revise this sentence to the active voice (i.e., if applicable, the Fund is a 130/30 Fund."

25.   Please relocate the second paragraph to the Item 9 disclosure.

26.   To the extent that the Fund may invest in bond instruments as a principal investment strategy, disclose the credit quality of those instruments and by whom they are rated. If applicable, state that the Fund may invest in bonds of any credit quality including junk bonds and unrated bonds. Also, disclose what entities rate the bonds in which the Fund invests (e.g., nationally recognized statistical rating organizations and if the Fund's adviser determines the credit quality of unrated bonds,). In addition, disclose all applicable interest rate, principal payment and reset terms (i.e., fixed, variable, or both). We would not object to the Fund disclosing the names of the rating entities, as well as the bonds' terms, in an appropriate section of the Prospectus following the Item 8 disclosure.

27.   The Prospectus discloses that the Fund invests in "equity securities." Please list each type of equity security in which the Fund may invest (e.g., common stock, preferred stock) along with all attendant risks of investing in those securities.

28.   The Item 9 disclosure states that the Fund will invest in "highly speculative securities." If applicable, please summarize the Fund's strategy to invest in these instruments along with all attendant risks. This disclosure should list each type of "highly speculative" security in which the Fund may invest. Please disclose that these securities are commonly referred to as "junk bonds."

29.   Please summarize the Fund's strategy with respect to investing in short sales. In particular, explain what a short sale is and how the Fund will engage in selling short to achieve its investment objective. Will they Fund own shares sold short or not? Also, if the Fund has any limits on the amount it may engage in selling short, please disclose that in this section.

30.   The second paragraph states that, "**[u]nless otherwise stated**, the Fund's investment objective is "non-fundamental." (Emphasis added.) Please relocate this paragraph to the Item 9 disclosure and revise it to state in unequivocal language whether the Fund's investment objective is fundamental or not. Also, if the investment objective is non-fundamental, please clarify whether the Fund, prior to changing its investment objective, will provide shareholders with notification of the change prior to its implementation (e.g., 60 days prior notification).

31.   Please summarize in plain English how the Fund's adviser determines which securities to sell.

32.   This section states that the Fund will invest in "both large cap and small cap companies." May the Fund also invest in the stocks of companies of other market capitalization sizes (e.g., middle or micro-capitalizations)? If yes, would it be more appropriate for the Fund to disclose that it will invest in the stocks of companies of all capitalization sizes?

33.   With respect to foreign investments, we note that the Item 9 disclosure states that the "Fund may invest up to 50% of its assets in securities of foreign companies located in emerging market countries. Please summarize this investment strategy in this section along with all attendant risks. This summary should describe all applicable foreign investments. For example, if applicable, sovereign debt obligations, Brady Bonds and participation interests. Also, if the Fund may invest in foreign currencies as a principal investment strategy, disclose this.

34.   The prospectus discloses that "[t]he proceeds from the short strategies may be used to purchase all or a portion of the additional 30 percent of the long positions." Please disclose how the Fund will purchase the additional 30 percent in long positions if it does not use the proceeds from short strategies. For example, will the Fund leverage through traditional means, such as borrowing from a bank or engaging in reverse repurchase agreements? Also, summarize the Fund's use of leverage and borrowing as principal investment strategies. May the Fund leverage and, if yes, how will it do so? Will the Fund use leverage or engage in borrowing for speculative purposes? If yes, please disclose this strategy and state the maximum amount, as a percentage of the Fund's total assets, it may leverage. Also, the revised disclosure should be consistent with other prospectus disclosure. For example, the Prospectus later on discloses that the "Fund may utilize leverage through the use of margin transactions and the use of

options." Summarize these strategies and list all the principal strategies the Fund will employ to leverage.

35.   It appears that the Fund will engage in active and frequent trading. Accordingly, please summarize that strategy and all attendant risks.
The Item 9 disclosure states that the Fund may, "without limitation, hold cash or invest in cash equivalents for short-term investments. . . ." If this is a principal investment strategy of the Fund, please summarize it in this section and explain how it will assist the Fund in achieving its investment objective.

36.   Disclose how the Fund determines that a company is foreign (e.g., 50% of a company's assets are located in a particular country or a company derives 50% of its income from a particular country). We would not object to the Fund disclosing this determination methodology in an appropriate section of the Prospectus following the Item 8 disclosure.

Principal Risks

37.   Please revise this section to summarize each principal risks of the Fund. In this regard, we note the absence of any risks concerning short sales, investment capitalization sizes, leverage, junk bonds, or derivatives.

38.   The second paragraph states that "[i]nvestors in the Fund should have a **long-term perspective**. . . ." (Emphasis added.) Please clarify this disclosure in terms of the Fund's investment objective. In particular, is the investment objective long term?

Performance Information

39.   Please revise the disclosure under this heading to state that
performance information will be available after a full calendar year of operations and that it will give some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance. See Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Management

40.   Please add the portfolio manager disclosure required by Item 5(b) of Form N-1A.

Investment Adviser

41.   Please delete the phrase "a Pennsylvania limited partnership" and relocate it to the Item 10 disclosure.

Purchase and Sale of Fund Shares

42.   Please revise this disclosure to summarize the procedures for redeeming shares (i.e., by written request, telephone, or wire transfer). See Item 6(b) of Form N-1A.

Tax Information

43.   Please delete the last sentence of this section.

Payments to Broker-Dealers and Other Financial Intermediaries

44.   Please revise this disclosure to conform to that of Item 8 of Form N-1A.

Investment Objective, Strategies and Risks

45.   If appropriate, please revise this heading to read "Principal Investment Objective, Strategies and Risks" or revise the disclosure to distinguish principal risks and strategies from non-principal risks and strategies (e.g., insert appropriate headings to the text).

Investment Objective

46.   Please relocate the text in this section discussing the Fund's investment strategies to the "Investment Strategy" section of the Prospectus.

Investment Strategy

47.   If appropriate, please revise this heading to "Principal Investment Strategies."

48.   Please delete the last paragraph of this section or revise it to disclose and to clarify each entity, instrument, market sector, and trading strategy referred to therein.

49.   The disclosure states that the "Fund may utilize leverage through the use of margin transactions . . .[and that] . . . The Investment Adviser expects to make efficient use of margin borrowing." Please be aware that it is a position of the staff of the Commission that open-end companies may not establish or use a margin account with a broker for the purpose of effecting securities transaction on margin because it creates a senior security under §18 of the Act. Please revise the disclosure accordingly. See Guidelines for the Preparation of Form N-8B-1, Investment Company Act Release No. 7221 (June 9, 1972) [37 FR 12790 (June 24, 1972)].

50.   Please summarize the effects of the Fund taking a temporary defensive position that is inconsistent with the Fund's principal investment strategies. See Instruction 5 to Item 9(b) of Form N-1A.

51.   The fourth paragraph states that the "Fund may use leverage, and from time to time may trade with substantial leverage subject to regulatory limitations." Please explain these "regulatory limitations."

Investment Risks

Large Cap Stock Risk

52.   Is the disclosure stating that the Fund "focus[es] on large capitalization stocks" accurate? If yes, please discuss this focus in the Items 4 and 9 sections of the Prospectus.

Growth and Value Stock Risk

53.   Is the disclosure stating that the Fund "invest[s] in a mix of growth and value companies" accurate? If yes, please revise the Items 4 and 9 sections of the Prospectus to discuss this focus.

Market Sector Risk

54.   This section discloses that the "Fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the Fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors." Given that the Fund is diversified, is this disclosure accurate? If appropriate, please clarify this disclosure in the Items 4 and 9 sections of the Prospectus.

Leveraging Risk

55.   This section discloses that the "use of leverage, such as engaging in reverse repurchase agreements, lending portfolio securities, entering into futures contracts and forward currency contracts and engaging in forward commitment transactions, may magnify the Fund's gains or losses." Please confirm that each of the strategies mentioned in this section is discussed in the Items 4 and 9 sections of the Prospectus or revise those sections as appropriate. Also, please delete the term "gains" from the risk disclosure.

Derivatives Risk

56.   This section's last sentence states that the "Fund may be required to segregate liquid assets in connection with the purchase of derivative instruments." Please explain this requirement in greater detail.

Lending Risk

57.   Please explain why the Fund will "lend it portfolio securities." Will it do so for income and if so, please clarify how investing for income meets the Fund's stated

investment objective, which the Fund identifies as appropriate for the Fund (i.e., "[i]nvestors [with] a long-term perspective").

Management

Investment Adviser

58.   Please describe the investment adviser's experience as an investment adviser. See Item 10(a)(1)(i) of Form N-1A. If the investment adviser has no prior experience as an investment adviser to a mutual fund, please disclose this fact.

Portfolio Manager

59.   Please clarify in plain English what type of business is Philadelphia Investment Partners, L.P.

60.   Please disclose the information required by Item 10(a)(1)(iii). Since this is a new fund, explain in the disclosure that the relevant reports will be provided to shareholders when they first become available.

Your Investment

61.   Please revise this section to include a definition of "proper form."

62.   Please disclose in the footnote to the "Sales Charge Schedule" chart, how the "Contingent Deferred Sales Charge of 1.00%" is calculated. See Instruction 3 to Item 12.

Pricing of Fund Shares

63.   In the first paragraph, please clarify that when fair value pricing is performed by an entity other than the Board, that entity will act pursuant to policies and/or procedures adopted by the Board and under the Board's ultimate supervision.

Selling Shares

64.   Please clarify or remove, as appropriate, the bracketed information in the introductory sentence.

65.   Please delete the two bullet points and add disclosure explaining that when an investor purchase shares by check and then redeems those shares, the Fund will send the redemption proceeds to the investor upon clearance of the check, which may take up to 15 days from the date of purchase.

<u>Mail</u>

66.   Please define the term "investment slip."

<u>Wire</u>

67.   Please clarify or remove, as appropriate, the bracketed information in the introductory sentence.

<u>Selling (redeeming) shares</u>

68.   Please revise the second caption and first sentence from, "Written sell orders. Some circumstances . . . include:" to "In writing sell orders, certain circumstances . . . are:"

69.   Please clarify how the information under the "Written sell orders" subcaption differs from that under the "In writing" subcaption, which discusses a "letter of instruction." Should the information under these two subcaptions be combined into one section?

<u>General Policies</u>

<u>The Fund is designed for long-term investors</u>

70.   This section states that the "Fund's board have [sic] **adopted a policy of discouraging** excessive trading, short-term market timing, and other abusive trading practices (frequent trading) that could adversely affect the Fund or its operations" (Emphasis added.) Is "discouraging excessive trading" an actual policy adopted by the Board? What actual policies have the Board adopted? Please clarify the disclosure in plain English. Also, disclose whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. <u>See</u> Item 11(e)(4)(ii) of Form N-1A.

<u>The Fund reserves the right to</u>

71.   The penultimate bullet point states that the Fund may "'redeem in kind' or make payments in securities rather than cash." Please disclose whether the securities remitted with a redemption in kind will be liquid securities; otherwise, disclose the liquidity risks and difficulties shareholders may have liquidating the securities. In addition disclose that when a security is redeemed in kind, a shareholder will bear the transaction costs of selling the security, as well as taxes on any capital gains from the sale as with any redemption. In addition, disclose that a shareholder will bear any market risks associated with the security until the security can be sold. Also, if applicable, disclose in the SAI the information required by Item 23(d) of Form N-1A.

Frequent Purchases and Redemptions of Fund Shares

72.   The sixth paragraph appears to repeat information already disclosed in the Prospectus and, accordingly, should be deleted.

Customer Identification Program

73.   In the staff's view, the information contained in this section should be relocated to the section in the Prospectus discussing how to purchase shares.

Sales Loads

74.   The last paragraph states that the "Fund has adopted a shareholder servicing plan that provides that the Fund may pay financial intermediaries for shareholder services in an annual amount not to exceed 0.25% based on average daily net assets. **The Fund does not pay these service fees on shares purchased directly**." (Emphasis added.) Please explain what this emphasized language means. Is the .25% for "shareholder services" reflected in the "Other Expenses" caption in the fee table?

SAI

75.   Please confirm that each of the Fund's service providers is identified in the SAI as required under Item 19 of Form N-1A or make appropriate revisions to the disclosure.

The Fund and Its Investments

76.   In the second paragraph, the first sentence states, "[t]he Fund may consider factors such as performance or standard deviation when making investment decisions." Please explain what this means and discuss these factors or strategies and all attendant risks in the appropriate sections of the registration statement.

77.   The second paragraph states:

> Although it is anticipated that the investment strategy described herein will represent the primary strategy of the Fund, the investment adviser is not limited in the types of trading activities in which it may engage or in the amount of leverage it may employ, in compliance with applicable law, including the investment Company Act of 1940 ["Investment Company Act" or "Act"], as amended, and the rules and regulations promulgated thereunder. Accordingly, the Investment adviser may pursue a wide range of investment or other market strategies, including investment and trading activities **not described herein**, to the extent that the investment adviser deems appropriate in compliance with applicable law. (Emphasis added.)

Please delete these two sentences from the registration statement or inform the staff of how a prospectus, consistent with the Securities Act, may omit disclosure about material aspects of a fund's investment activities.

<u>Fundamental Investment Policies/Investment Restrictions</u>

<u>Fundamental</u>

78.   In the last sentence of the introductory paragraph, please change the word "neither" to "the."

79.   In the first policy, please delete the last parenthetical that excludes state or municipal governments and their political subdivisions. Also, it is a position of the staff that concentration occurs when 25% or more of a fund's total assets are invested in an industry or a group of industries. Accordingly, in the first policy, please revise the phrase "more than 25%" to "25% or more," and the phrase "in the same industry" to "in the same industry or group of industries."

80.   Please be aware that an investment company's borrowing policy must be in compliance with § 18(f)(1) of the Act. Accordingly, please revise the disclosure in the paragraph immediately following the second non-fundamental policy to explain that in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. <u>See</u> § 18(f)(1) of the Act. Also, we suggest making this paragraph a footnote to the Fund's fundamental policy on borrowing.

81.   Please revise the second fundamental restriction to clarify that borrowings for non-temporary purposes must be from a bank. <u>Id</u>. In addition, please delete the phrase "as defined in the 1940 Act" or add text following the last enumerated item in this section (Restriction 7) explaining what the Act currently permits. Also, revise the restriction to state the maximum amount, as a percentage of total assets, which the Fund may borrow through reverse repurchase agreements. The Prospectus, under Investment Strategy, discloses that the Fund may borrow for a variety of purposes, and that "the Fund's borrowings may not exceed 30% of the Fund's **net** assets immediately following each such borrowing." (Emphasis added.)   The Fund's fundamental policy, however, permits it to borrow up to one-third of its total assets. Please revise the Prospectus disclosure or add a non-fundamental policy clarifying the Fund's policy only to borrow up to 30 percent of its net assets. Please disclose in the SAI how the non-fundamental policy is a self-imposed limitation in addition to the statutory limit on borrowing.

82.   In the second restriction, please revise the last sentence to include a reference to segregated accounts and explain the information contained therein elsewhere in the SAI disclosure.

83.   In the third investment restriction, please disclose, as a percentage of total assets, the maximum amount of portfolio securities that the Fund may loan. We note that any such amount should not exceed one-third of the Fund's total assets.
In the sixth policy, please delete the parenthesized question mark.

84.   The last paragraph following the enumerated fundamental policies states in effect that, notwithstanding the Fund's fundamental policies, it may invest all of its assets in another fund.   Please disclose in the SAI the possibility that the Fund may become a feeder in a master feeder structure. Please explain the conditions precedent for such a change, including whether shareholder vote is needed and, if not, how much advance notice of such a change will be given to shareholders. Please disclose that the Fund would only invest under such an arrangement if the overall costs to shareholders would be the same or less.

Non-Fundamental

85.   For ease of readability, please revise this section to show the Fund's total number of non-fundamental restrictions in a clearer manner. Currently, the first restriction stands alone and is followed by two enumerated restrictions, which precede an introductory sentence that is followed by three additional lettered restrictions. We suggest revising the format so that each restriction is enumerated, for a total of six restrictions. Also, place any explanatory text at the end of the enumerated restrictions.

86.   The first restriction states that:

> The Fund's policy to invest at least 130% of its **net assets, plus any borrowings for investment purposes**, as described in the Prospectus for the Fund (or in other investments with similar economic characteristics as applicable to the Fund) is a non-fundamental policy of the Fund, which may be changed without shareholder approval. However, the Fund will provide shareholders with at least 30 days' notice of any change in **its policy to so invest 80% of its net assets.** (Emphasis added.)

Where does the Prospectus discuss the policies described in this restriction?

87.   In the first enumerated restriction, in the first sentence, please change the phrase "will not invest more than 15%" to "will not hold more than 15%." Also, please revise the disclosure in the paragraph immediately following the second non-fundamental policy to explain that if this 15% threshold is exceeded, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold.

88.   With respect to the second enumerated restriction, please disclose here what is permitted under the Act as referenced in the restriction.

89.   Investment restriction "(a)" states, "[i]investment by the Fund in wholly owned investment entities created under the laws of certain countries will not be deemed the making of investments for the purpose of exercising control or management." Please define the term "wholly owned investment entities" and identify these "certain countries."

90.   Investment restriction (c) states that the Fund may not "[c]hange its policy of investing, under normal circumstances, at least 50% of the value of its net assets in equity securities of large cap companies, as defined in the prospectus, unless the Fund provides shareholders with at least 60 days prior written notice of such change." Where is this "50% [policy]" described in the Prospectus? Also, where in the Prospectus is the definition of "large cap companies"?

91.   If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this policy and state fully how and when the Fund will engage in those policies. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund's total assets. See § 18 of the Investment Company Act. See also, Salomon Brothers, SEC No Action Letter (pub. avail. May 4, 1975).

92.   The paragraph following the second non-fundamental investment restriction refers to an exception with respect to the Fund's fundamental borrowing restriction. Please revise this disclosure as discussed above in comment 80. Also, disclose the exception that applies to the Fund's investments in illiquid securities.

<u>The Fund's Investments, Related Risks and Limitations</u>

93.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (<u>e.g.</u>, add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus. <u>See</u> General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. Also, confirm that all principal strategies and risks of the Fund are disclosed in the prospectus or make appropriate revisions to the disclosure.

Certain Portfolio Securities

Foreign Securities

94.   This section states that the "Fund may engage in **strategic transactions** in the markets of [foreign] countries. See 'Investment Techniques.'" (Emphasis added.) Please confirm to the staff that each of these "strategic transactions" is described in the SAI's "Investment Techniques" section or revise the disclosure accordingly. Also, if any of these "strategic transactions" are principal strategies of the Fund, disclose them in the Prospectus.

Repurchase Agreements

95.   Please disclose that repurchase agreements are considered to be loans. Also, disclose up to what amount, as a percentage of total Fund assets, the Fund may invest in these instruments.

Futures, Options and Other Derivative Instruments

Special Risks

96.   In the fourth enumerated paragraph, in the first sentence, please revise the phrase stating, "[a]s described below, the Fund might be required to maintain assets. . . ." to "[a]s described below, in order to avoid the creation of a senior security, the Fund will be required. . . ."

Securities Lending

97.   Please disclose what occurs with respect to the voting rights of loaned portfolio securities and whether the Fund will recall a loaned security in order to vote shares on a material issue.

Management of the Trust and Fund

Trustees and Officers of the Trust

98.   This section's heading is "Trustees and Officers of the Trust," yet the disclosure therein reflects "companies that furnish services to the Fund." Please revise this heading or relocate the information regarding the companies to an appropriate location in the SAI.

Trustees of the Trust

99.   Please confirm to the staff that the SAI discloses all applicable information required under Item 17 of Form N-1A or revise the SAI as appropriate.

100.   For ease of readability, we suggest revising the Board members' information to the chart format provided in paragraph 2(a)(1) of Item 17 of Form N-1A. For example, furnish the information for directors who are interested persons of the Fund separately from the information for directors who are not interested persons of the Fund. For example, provide separate tables, or separate sections of a single table for directors who are interested persons and for directors who are not interested persons.

101.   For ease of readability, please revise the paragraph immediately following the presentation of Trustee information. For example, use separate paragraphs or bullet points to describe each standing committee. Also, disclose the individual members of each committee, as well as the number of committee meetings that have been held (if none, state so).

102.   As applicable, please revise the presentation of the Boards' compensation to the chart format of paragraph 2(c)(1) of Item 17 of Form N-1A.

> Management Arrangements

> Additional Information About Portfolio Managers

103.   Please confirm to the staff that this section discloses the total number of accounts managed by the Fund's portfolio manager or revise the disclosure accordingly.

104.   Please provide a heading to the portion of the section that discusses conflicts of interest. Also, elaborate on this disclosure. In particular, describe the adviser's procedures to facilitate the fair allocation of investment opportunities among the Fund and the other accounts managed by the portfolio manager. Please explain these procedures in a full and clear manner in this section. We note that the paragraph immediately preceding the heading "Underwriter" ends in an incomplete sentence (i.e., "[f]urthermore"). Please revise the disclosure accordingly.

105.   Please review the disclosure required by paragraph (b) of Item 20 of Form N-1A (and the three instructions thereto) and revise this section as appropriate to describe fully how the portfolio manager is compensated and what type of compensation he receives. Please be aware that the revised disclosure must describe not only the compensation received by the portfolio manager for managing the Fund, but also for managing the other accounts listed in this section. See Instruction 3 to paragraph (b) of Item 20.

How to Buy Shares

In Kind Purchases

106.   Please explain to the staff why the policies described in the first paragraph of this section do not present issues under §§ 17(a) and 18(f) of the Act. We may have further comments on these matters.

107.   In the first paragraph, the last sentence states, "[s]hares purchased in exchange for securities **generally cannot be redeemed** for fifteen days following the exchange in order to allow time for the transfer to settle." (Emphasis added.) Please explain how this conduct is permissible under § 22(e) of the Act.

Determination of Net Asset Value

Valuation of Portfolio Securities

108.   The third paragraph states, "[s]hort-term investments of the Fund may be carried at amortized cost, which approximates value." Please revise this language to specify that short-term securities with maturities of 60 days or less are valued at amortized costs, which approximate fair value as determined by the Board.

Portfolio Transactions

Disclosure of Portfolio Holdings

109.   For ease or readability, please use separate paragraphs to disclose information regarding those entities that may receive non-public portfolio holdings information on an ad-hoc basis and those that receive it on a continuous real-time daily basis.

110.   The last paragraph states that "[d]isclosure of the Fund's portfolio holdings may be authorized **only** by the Trust's Chief Compliance Officer." (Emphasis added.) Please confirm that this disclosure is accurate or revise the disclosure accordingly. In particular, disclose any other categories of individuals who may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI. See paragraph (f)(1)(v) of Item 16 of Form N-1A. Is there an individual or categories of individuals who have daily access to the information (e.g., an officer besides the Chief Compliance Officer of the Fund or the adviser)? Does the adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provide information to certain entities on a continuous daily basis? If the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities. See paragraph (f)(2) of Item 16 of Form N-1A.

111.   Please disclose whether the Fund requires written contractual confidentiality agreements from those entities that may receive non-public portfolio information on an ad-hoc basis or continuous basis. Also, the disclosure should explain that recipients of the non-public portfolio holdings information also have a duty not to trade on that confidential information. In addition, where there is no written contractual obligation of confidentiality, disclose that the Board will determine that other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund's portfolio holdings. In the alternative, disclose the risks of relying on non-contractual obligations of confidentiality.

112.   Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities. See Item 16(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

 Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities

  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review